UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

On April 11, 2022, CureVac N.V. (the “Company”) issued a press release announcing that they and GSK have entered into a contract with the German federal government to supply mRNA vaccines within a broader tender for pandemic preparedness in Germany. Following a setup period of a maximum of two years, the contract grants the German federal government access to CureVac’s manufacturing capacity until 2029, enabling rapid availability of 80 million mRNA-based vaccine doses during the remainder of the pandemic or in future infectious disease outbreaks.

The information included in this Form 6-K (including Exhibit 99.1, but excluding the statements of the Company’s Chief Executive Officer and GSK’s President of Vaccines and Global Health contained in Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-259613).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Franz-Werner Haas, LLD, LLM
Chief Executive Officer

Date: April 11, 2022

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	CureVac N.V. Press Release dated April 11, 2022.